Exhibit 99.B(p)(11)

A.	Introduction

Robeco Institutional Asset Management US, Inc. (RIAM US) has adopted this Code of Ethics (the “Code”) in accordance with rule 204A-1 of the Investment Advisers Act of 1940 (the “Advisers Act”) to promote the highest levels of ethical conduct among our personnel.

RIAM US, its employees and persons subject to the Participating Affiliate Agreement (PAR) between Robeco Institutional Asset Management B.V. (RIAM BV), et.al. with RIAM US are all subject to the Code and are fiduciaries. (“Covered Persons” or “Covered Personnel”). All Covered Persons have a duty to act for the benefit of RIAM US‘ clients and should at all times place the interests of such clients first. Among the purposes of the Code are to: (1) educate Covered Persons regarding RIAM US’ expectations and the laws governing their conduct; (2) remind Covered Persons that they are in a position of trust and must act with complete propriety at all times; (3) protect the RIAM US’ reputation; (4) guard against violation of the securities laws; (5) protect RIAM US’ clients by deterring misconduct; and (6) establish procedures for Covered Persons to follow so that the RIAM US can assess compliance with the firm’s ethical principles.

All persons covered by the Code have the individual responsibility to comply with the Code and applicable laws, regulations and (internal) rules. Behaving in contravention of the Code or other related internal or external rules may lead to the imposition of sanctions on Covered Persons. Such sanctions are to be correlated to the severity of the violation.

Commensurate with general anti-fraud provisions contained in the federal securities laws Covered Persons must never:

•	Defraud any client in any manner;

•	Mislead any client, including by making statements that omit material facts;

•	Engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon any client, including misappropriation of an investment opportunity;

•	Engage in any manipulative practice with respect to any client or security, including price manipulation.

•	Covered Persons are also subject to the Robeco Code of Conduct dated January 2024, which focuses on Robeco’s core principals of conduct as outlined herein. See Section I below for a description of these principles.

pg. 1

I.	Applicability

All Covered Persons are designated as Access Persons under the Code as that term is defined in the Investment Adviser’s Act of 1940. Covered Personnel are identified on a list accessible to the Chief Compliance Officer (CCO) and the Rotterdam-based Local Compliance Officer (LCO).

Certain other persons may be designated as Access Persons by Compliance, such as temporary/contract workers who support our businesses.

The CCO or LCO will notify all individuals of their status as an Access Person upon being hired at RIAM US or upon being named to the Covered Personnel list, or as soon thereafter as is practicable.

II.	Reporting Violations

All Covered Persons must report violations or suspected violations of this Code promptly to the CCO or LCO. If the LCO is notified he/she will promptly notify the CCO of any reported or suspected breaches. The CCO (with the support of the LCO) will review each report on a case-by-case basis and make a final determination regarding resolution of the issue. RIAM US is committed to treating all Covered Persons in a fair and equitable manner. Individuals are encouraged to voice concerns regarding any personal or professional issue that may materially affect their ability or the firm’s ability to provide a quality product or service to its clients while striving to operate under the highest standards of integrity.

1.            Any such reports will be treated confidentially to the extent permitted by law and investigated promptly and appropriately.

2.            Retaliation against any individual making such a report is prohibited. See the RIAM BV Whistleblower Policy.

III.	Annual Reviews and Certifications

The CCO (with the support of the LCO) will review the Code annually and update any provisions and/or attachments which require revision.

Initial Certification. Within ten (10) days of becoming a RIAM US employee or upon being designated as a Cover Person or as soon thereafter as practicable, such personnel are required to provide written certification that they have:

(a) received a copy of the Code;

(b) read and understood all provisions of the Code; and

(c) agreed to comply with the terms of the Code.

Acknowledgement of Amendments. RIAM US will provide Covered Personnel with any material amendments to the Code and they must submit an acknowledgement that they have received, read, and understood the amendments to the Code.

pg. 2

Annual Certification. Covered Personnel are required to certify on an annual basis that they have read, understood, and complied with the Code.

Questions concerning the Code of Ethics should be directed to RIAM US’s CCO or the LCO.

B.	Personal Securities Transactions - Covered Persons

I.	Covered Persons’ Accounts

RIAM US employees are free to maintain their brokerage accounts at any broker they choose, subject to the CCO’s approval.

Covered Personnel who are not RIAM US employees (“Shared Personnel”) are generally required to hold their securities accounts at one of four (4) specific broker dealers. Shares of open-end mutual funds not advised by RIAM US or a RIAM US affiliate do not need to be held at these entities. In addition, Compliance, in its sole discretion, may allow certain other exceptions on a case-by-case basis.

II.	Trading limits

Covered Persons must observe due restraint in transactions in financial instruments or equivalent securities (option, warrant, convertible security, stock appreciation right, or similar right) refraining from securities transactions which may be objectively regarded as excessive or highly speculative. In consonance with the Robeco personal account dealing policy, a thirty-day (30) holding period is required for all securities transactions for all Covered Persons. Exiting established positions in securities in less than thirty-days (30) can subject the Covered Person to the risk of discipline where transactions have occurred. In cases where a request is made to the CCO or LCO for an exception to the thirty-day (30) holding period, such request will be handled on a case-by-case basis and will be granted or denied in writing by the CCO or LCO. Intra-day trading is prohibited.

ORIX Securities Transactions

Covered Persons are prohibited from trading financial instruments and related financial instruments issued by ORIX Corporation.

Closed-End Investments

Special restrictions apply to transactions in closed-end investment institutions managed or sub-advised by Robeco. Purchasing or selling is only allowed during the two (2) trading days after the day on which the NAV of the investment institution is published. Participating units shall be held in the portfolio for at least six (6) months and may not be bought again within a period of six (6) months after being sold.

New Issues

Covered Persons involved in a new issue managed by Robeco or an IPO of closed-end RIAM Products, are only allowed to subscribe to such an issue or product with prior Compliance approval. Investments in non-listed financial instruments are permitted only after prior approval of Compliance.

pg. 3

Investment clubs

Covered Persons are prohibited from participating in investment clubs because of the risk that such membership increases the potential for abuse/misuse of confidential/proprietary information obtained while employed at Robeco. Also, there is the added risk that in Robeco personnel sharing their investment beliefs or opinions in the context of an investment study club, there is the genuine potential to have such “opinions” be misperceived as those of Robeco by club members. To avoid any misconception, there is a prohibition of membership in such clubs for Robeco employees. In special circumstances (e.g. interns), an exemption could be granted, but such an exemption would be in writing by the CCO in consultation with the LCO with the rationale for the granting of the exemption expressly stated.

Short Sales

Covered Persons may not engage in any short sales in their personal accounts, including the sale of uncovered options (where the employee does not own or does not own a sufficient amount of the securities of an issuer to deliver against the obligation for which the employee sold the option).

Cryptocurrency

This asset class is currently not fully regulated, which is a cause of concern for Robeco. However, this concern is to be balanced against Covered Persons’ interest in investing in this asset class. While Covered Persons are permitted to invest in cryptocurrency, they are urged to be careful in their choices to avoid any semblance of impropriety or of engaging in a course of conduct that may result in a conflict of interest. Excessive dealing or intra-day trading is not permitted, i.e. engaging in a purchase and closing sale within a 30 day period. Covered Persons should carefully consider platforms or other service providers when dealing with cryptocurrency and favor those already supervised in well-regulated countries. As regulation of this asset class develops further and becomes more wide-spread, Robeco may impose restrictions on platforms/providers to be used.

Robeco regards ICOs (Initial Coin Offerings) as non-regulated securities and therefore these are not allowed to be invested in by Covered Persons. Stablecoins (or other cryptos whose rates are linked to those of a covered security) are deemed to be comparable to non-regulated derivatives, entailing a risk of -indirect- market abuse, and Covered Persons are not permitted to trade or hold such assets.

III.	Blackout Periods

Covered Persons are precluded from purchasing or selling in their personal accounts any Covered Security in the three calendar (3) day period following a Robeco client account transaction in the security. A Covered Security in this context is one that was purchased or sold for a Robeco client account(s) in the preceding three (3) calendar days. Similarly, Covered Persons are also prohibited from trading in their personal accounts in any Covered Security if they are aware that the Covered Security will be traded in a Robeco client account in the next three (3) calendar days. Surveillance reviews will be conducted by Compliance to determine if any Covered Security transactions occurred in close proximity before/after a client Covered Security transaction. Upon escalation from the Compliance surveillance team, the CCO will determine a trade in a Covered Security was traded in a blackout period and if any action should be taken. Black out periods do not apply to the accounts of covered persons who retain no trading discretion over their personal trading account.

Non-strategy trades, i.e., trades executed for cash flow or rebalancing purposes, are exempted from this requirement. In calculating the 3-calendar day period, the trade date of the client transaction is not counted.

pg. 4

IV.	Exceptions

Managed Accounts: Purchases or sales of securities in any account which is managed exclusively on a discretionary basis by a person other than a Covered Person where the Covered Person retains no influence or ability to trade in the account are excluded from coverage under personal account dealing rules. However, Covered Persons must retain no authority to participate in the management of the account. Such managed account must meet the following requirements:

Covered Persons must have a written management agreement with a financial institution that meets the following conditions:

a)	The management agreement assumes a strict separation between possession and management;

b)	The Covered Person provides Compliance with a copy of the agreement;

c)	The Covered Person refrains from giving specific instructions relating to the buying and selling of financial instruments;

d)	The Covered Person must report any amendment to or termination of the management agreement to Compliance without delay.

V.	Pre-clearance

Absent an exemption, pre-clearance of all in-scope personal securities transactions for non-exempt accounts is always required for Covered Persons.

Covered Person’s trade preclearance requests can be placed electronically via My Compliance Office.

•     Covered Persons may access My Compliance Office via Robeco’s Compliance intranet portal: https://robecobv.sharepoint.com/sites/GlobalCompliance/SitePages/MCO.aspx

•      Preclearance is valid until close of business on the business day during which preclearance was obtained. If the transaction has not been executed within that timeframe, it becomes void and a new preclearance must be obtained prior to entering into a transaction.

No pre-clearance requirement: Trade pre-clearance is not required for: a) Non-Covered Securities, b) open-end funds advised or sub-advised by Robeco or one of its affiliates, and c) “Broad Based ETFs. Broad Based ETF is defined for this purpose as an ETF that hold 10 or more underlying securities.1

Pre-clearance outside of My Compliance Office: Personal trading requests to participate in IPOs, limited offerings and/or private placement transactions must be directed to the CCO and/or LCO. Trade requests to invest in funds managed by Robeco or its affiliates offered through private placements must be pre-cleared via a direct written request to the CCO and/or LCO. Such requests will be granted or denied in writing by the CCO in consultation with the LCO where appropriate.

1 See Commodity Exchange Act §1a(35).

pg. 5

VI.	Reporting Requirements

a)	Initial Holdings Reports

All Covered Persons are required to disclose to Compliance a list of all non-exempt Covered Accounts including all Covered Securities in those accounts no later than ten (10) days after becoming designated a Covered Person, or as soon thereafter as is practicable. The account holding information must be current as of a date of submission to Compliance with all in-scope transactions and holdings in such Covered Accounts to be within the preceding forty-five (45) days prior to becoming a Covered Person.

Initial holdings reports must contain, the Account title, Account number, name and types of securities held including the corresponding exchange ticker symbol or CUSIP, number of shares, the principal amount of each reportable security along with the date of the report’s submission.

Compliance is to review all Initial Holdings Reports to monitor potential conflicts of interest.

b)	Quarterly Transaction and Account Reports

Absent an exemption, Covered Persons must report every IPO, private placement, and Covered Security transaction in Covered Accounts during the calendar quarter, no later than thirty (30) days after the end of that quarter. Covered Persons must certify to the account name(s) and location(s) of all of the nonexempt personal trading accounts for themselves and in-scope accounts of members of their household to whom they provide material financial support.

Please note: Quarterly reporting must also include any transactions in open-end funds advised or sub-advised by Robeco or one of its affiliates.

Covered Persons reporting obligations may be satisfied in the following ways:

1.            Electronic Account Statements: For any Cover Person’s in-scope personal trading account(s) maintained at a broker-dealer that provides an electronic data feed of personal account holdings and transactions for such Covered Person, the Covered Person’s disclosure and reporting obligations are automatically satisfied. However, that Covered Persons must still provide a certification quarterly.

2.            Non-electronic Account Statements: For accounts in which a Covered Person has a Beneficial Interest that are not maintained at a broker-dealer that provides electronic statements, the Covered Person may satisfy their reporting obligations by delivering or causing to be delivered copies of their brokerage statements to Compliance and by completing the Quarterly Transaction and Account Report form received from Compliance.

pg. 6

Note: Covered Persons that do not have transactions to report for the quarter, including those that have accounts at a broker-dealer that provides electronic statements, are still required to complete and sign the Quarterly Transactions and Accounts Report form.

Reports (either in the form of brokerage statements or forms) submitted to Compliance must contain:

1.	The name of the security, the date of the security transaction, and as applicable: the ticker, CUSIP, SEDOL, the interest rate and maturity date, the number of shares, and the principal amount;

2.	The nature of the transaction (i.e., purchase, sale, corporate action or other type of acquisition or disposition);

3.	The price at which the transaction was effected;

4.	The name of the broker-dealer where the transaction was effected;

5.	The date the report was submitted.

Private Placement transactions effected during the quarter must be reported to Compliance via MCO.

c)	Annual Holdings Report

Annually, Covered Persons will be required to attest to Compliance a listing of all Covered Securities in the Covered Person’s non-exempt Covered Account as of a date no more than forty-five (45) days prior to the date the report is to be submitted.

Please note: Annual holding reports must include holdings in open-end funds advised or sub-advised by RIAM US or one of its affiliates.

Annual holdings reports must contain, at a minimum, title and type of security, exchange ticker symbol or CUSIP, number of shares, the principal amount of each reportable security and the date the Covered Person submits the report.

Compliance will review Annual Holdings Reports to monitor for potential conflicts of interest and to assess the Covered Person’s fulfillment of their quarterly reporting obligations.

C.	Insider Trading/Material Non-Public Info

RIAM US aspires to maintain the highest standard of business ethics. In accordance with this, RIAM US educates staff to recognize circumstances that may give rise to insider trading threats to reduce the risk of incurring violations of federal insider trading laws. Accordingly, RIAM US has developed the following mechanisms to monitor, restrict if necessary, and educate Covered Persons on when it is permissible and impermissible to invest when in possession of proprietary and/or confidential information.

I.	What is Non-public Information?

Non-public information is information that is not generally available to the investing public. Information is public if it is generally available through the media or disclosed in public documents such as corporate filings with the SEC. If it is disclosed in a national business or financial wire service (such as Dow Jones or Bloomberg), in a national news service (such as AP or Reuters), in a newspaper, magazine, on the television, on the radio or in a publicly disseminated disclosure document (such as a proxy statement, quarterly or annual report, or prospectus), consider the information to be public.

pg. 7

If the information is not available in the general media or in a public filing, consider the information to be non-public. Consult Compliance when you re uncertain whether information you are seeking to rely on to trade is public or non-public.

II.	What is Material Information?

Information a reasonable investor would find useful in deciding whether or when to buy or sell a security is generally material. In most instances, any non-public information that, if announced, could affect the price of the security should be considered as material information. If you are not sure whether non-public information is also material, you must consult Compliance.

1.	Material information may be about the issuer itself: For example:

a.	information about a company's earnings or dividends, (such as whether they will be increasing or decreasing);

b.	any merger, acquisition, tender offer, joint venture or similar transaction involving the company;

c.	information about a company's physical assets (e.g., an oil discovery, or an environmental problem);

d.	information about a company's personnel that could materially impact operations (such as a valuable employee leaving or becoming seriously ill); or

e.	information about a company's financial status (e.g., any plans or other developments concerning financial restructuring or the issuance or redemption of, or any payments on, any securities).

2.	Information may be material that is not directly about a company, if the information is relevant to that company or its products, business, or assets and may reasonably be expected to impact the price for the issuer’s securities. For example:

a.	Information that a company's primary supplier is going to increase dramatically the prices it charges; or

b.	information that a competitor has just developed a product that may cause sales of a company's products to decrease.

3.	Material information may also include information about Robeco’s portfolio management activities.

pg. 8

III.	Use or Misuse of Confidential or Proprietary Information

Covered Persons may in the course of their duties receive or have access to material, non-public information. Company policy, industry practice and U.S. federal and state laws establish strict guidelines for the handling of material, non-public information. To ensure that Covered Persons adhere to the applicable laws, RIAM US has adopted the following policies:

Covered Persons:

•	may not use material non-public, confidential or proprietary information for personal investment purposes, nor may they share such information with others for their personal benefit; and

•	may not pass material, non-public information about an issuer on to others or recommend, directly or indirectly, that others trade such issuer's securities; and

•	must treat as confidential all information that is not generally made public concerning Robeco’s investment activities or plans, or the financial condition and business activity of any enterprise with which Robeco is conducting business; and

•	must preserve the confidentiality of proprietary information and disclose it only to other Covered Persons for whom there is a legitimate business need for such information. If a Covered Person has questions/concerns around the legitimate disclose of this type of information to others, the Covered Persons must consult with Compliance.

Under US federal securities law, it is illegal to buy or sell a security while knowingly in possession of material, non-public information relating to that security. For a violation of law to occur, the person in possession of the material non-public information need not have a duty to protect the confidentiality of the information, they need only to be aware that someone in the information chain had a duty to protect the confidentiality of the information. It is also illegal to "tip" others about such inside information. Tipping involves passing material, non-public information about an issuer on to others or recommending that they trade such issuer's securities.

IV.	Robeco’s Insider Trading Rules

Set forth below are four rules concerning insider trading. Failure to comply with these rules could result in violations of the federal securities laws and subject the Covered Person to severe penalties, both civilly and criminally. Violations of these rules also may result in discipline by Robeco.

Covered Persons who possess, or have reason to believe they possess, material, non-public information relating to any security:

•	may not buy or sell that publicly traded security for themselves, members of their family, RIAM US, or any other person or persons until such time as the information is no longer non-public;

•	may not recommend to others that they buy or sell that security while the material non-public information remains non-public;

•	must contact Compliance immediately and disclose that they are, or believe they are, in possession of material, non-public information; and,

•	may not communicate any information regarding a security for which the Cover Person is in possession of material non-public to anyone outside of Robeco’s Compliance or Legal Departments. Questions concerning one’s obligations while in possession of material non-public information may be addressed directly with Compliance.

pg. 9

Additionally, if a Covered Person is aware that RIAM US is considering or is engaged in trading of any publicly traded security for any account it manages, the Covered Person must regard such information as proprietary information. Separately informing Compliance of this information is not required.

V.	Inadvertent Access to Material Non-public information - Specific Procedures

Covered Persons who have business relationships with senior management of publicly traded companies may be at risk for the inadvertent receipt of material, non-public information about the company. As soon as practicable following receipt of such information, it is incumbent upon the recipient to contact Robeco Compliance to: 1) ensure the issuer is placed on Robeco’s restricted list; 2) refrain from sharing such material non-public information.

The issuer will be removed from Robeco’s restricted list following the public disclosure of the non-public information and following sufficient time for the absorption of the information by the marketplace.

VI.	Restricted Security List

Compliance maintains a Restricted Security List (the “Restricted List”) which includes all securities where a Covered Person has, or is in a position to receive, confidential or material non-public information about a company.

The decision whether to place a security on the Restricted List and the amount of time a security will remain on the Restricted List is at the discretion of Compliance.

If it is determined that the Covered Person is in possession of material, non-public information, the security will be added to the Restricted List by Compliance and Compliance will instruct the appropriate individuals to restrict the security in the relevant Robeco trading systems. If an order is received in a security on the Restricted List, the transaction will be blocked and may not be executed unless Compliance authorizes a restriction override. Compliance will further inform the appropriate Covered Persons that personal trades in the restricted security are not permitted

When it is determined by Compliance that the material non-public information for a security has become public, Compliance will instruct the appropriate individuals to release the restriction of the security in the relevant trade systems and request confirmation of its release; after receipt of the confirmation of the release, Compliance will remove the security from the Restricted List and place it on a separate tab of the Restricted List the “Securities Removed List”; Compliance will note the date the security is removed from the Restricted List.

VII.	Reporting Violations

Any Covered Person who has reason to believe that any insider trading has occurred is to report such matter to Compliance. However, such reporting does not preclude the employee from approaching securities regulators or law enforcement should they choose to do so.

pg. 10

D.	Business Gifts and Entertainment

RIAM US Personnel may periodically give or receive gifts from clients or may host a client or be the recipient of entertainment provided by a client. In order to avoid the appearance that such gifts or entertainment may be considered efforts to gain unfair advantage, Robeco maintains a separate Anti-Bribery and Anti-Corruption policy which is incorporated into the Code by reference. RIAM US Personnel are not permitted to give or receive gifts of more than $100 (or its equivalent in other currency) in value, per person, per calendar year. Entertainment that is normal or customary in the industry is considered where appropriate. Covered Persons should consult the Robeco Anti-Bribery and Anti-Corruption policy for express entertainment levels and corresponding internal reporting obligations. Covered Persons may also contact the CCO or the LCO if they are unsure about a particular gift or value of entertainment.

“Entertainment” is defined as business meals and events (such as sports events, shows and concerts etc.) where the person supplying the meal or event is present. If this person is not present, it is considered a gift, and then subject to the gift rather than the entertainment limits.

Limitations on Entertainment:

▪	Entertainment may only be offered or accepted if it is appropriate and proportionate for the type of relationship and/or occasion for which it is presented.

▪	If an employee is invited to Entertainment, that employee must determine beforehand the context of the event and decide if the program is appropriate and proportionate.

▪	Invitations for international/long distance business events with a corresponding Entertainment program may be accepted or offered, when Robeco, is paying for its own travel and lodging expenses. Or, it may be offered by Robeco if the invitee (or the company where he/she works) pays for the travel and lodging costs. For specific guidance, refer to the Robeco Anti-Bribery and Anti-Corruption policy.

▪	Entertainment with a value of less than $25 need not be reported as it is deemed de minimis. However, the de minimis level does not apply in the case of public officials. Any entertainment of public official is reportable. Entertainment in excess of $25 and less than $149 per person must be reported to Compliance post-receipt of the entertainment. Entertainment of $150 per person or more requires pre-receipt approval from Compliance. Assuming pre-receipt approval of the entertainment was approved by Compliance, such entertainment would also require port-receipt approval to Compliance via the gift and entertainment reporting tool.

▪	All entertainment for or with public officials is strongly discouraged. However, if it cannot be avoided, all entertainment with public officials must receive compliance preapproval and post event compliance notification without exception.

▪	If it is unclear whether Entertainment is appropriate for the type of relationship, Compliance must be consulted for approval.

▪	Entertainment or hospitality that was declined must be reported to Compliance.

Gifts are defined as:

▪	Any goods or services - whether or not expressed in monetary terms - are to be voluntary offered or received.

▪	An invitation to an event, trip or conference, etc. for an (or more) employee(s), where the giver is not present.

pg. 11

▪	An invitation to an event, trip or conference, etc. offered by an employee to a (or more) person(s) where the employee is not present.

▪	A donation to a charity, at the solicitation or recommendation of a client or prospect.

Gift Requirements

•	A gift is not considered to be excessive, when the gift is not in cash and has a value of less than $100 (or its equivalent in other currency) per year, per person.

•	A gift that has a value of $100 or more (or its equivalent in other currency) is considered to be excessive and cannot be accepted. In highly exceptional circumstances Compliance can make an exception to this rule. Any such gift must, before offering or within a reasonable period directly after the receipt, be approved by Compliance.

•	Gifts with a value of less than $100 (or its equivalent in other currency) do not have to be reported, unless the gift could be reasonable viewed as unduly influencing (or attempting to unduly influence) the decisions of the employee or recipient in making a business decision in the interests of the gift giver. In such case the gift should not be accepted, and reported to Compliance.

•	If Compliance (or the individual’s manager) believes a gift should not be accepted, they must indicate whether the gift should be sent back or to which charity the gift should be donated.

Public Officials

▪	Gifts to public officials are not permitted. Entertainment involving public officials is strongly discouraged and always require prior written approval of Compliance, regardless of the value.

▪	All entertainment for public officials must have prior approval from Compliance.

E.	Charitable Contributions Policy

From time to time, RIAM US or its Covered Persons may be asked by a client to make a charitable contribution. To avoid any real or perceived conflict of interests, RIAM US has adopted the following procedures:

If a contribution is requested by a client, the Covered Person must submit the request to Compliance as a gift request for pre-approval. If approval is granted by Compliance, the following terms apply:

•	The check must be made in Robeco’s or RIAM US’ name (not the client or the Covered Person)

•	Any tax benefit is taken by Robeco or RIAM US.

•	The contribution does not directly benefit the client.

•	The contribution is not made to satisfy a pledge made by the client.

•	The contribution must be made payable to the 501c3 Charitable organization.

pg. 12

Donations by RIAM US to charities with the expressed intent of influencing such charities to become Clients or investors of RIAM US are not permitted. Covered Persons should notify the Compliance of any actual or apparent conflict of interest in connection with any charitable contribution, or about any contribution that could give an appearance of impropriety.

F.	Political Contributions Policy

RIAM US complies with Rule 206(4)-5 of the Advisers Act, known as the “Pay-to-Play” Rule (the “Rule”). It was designed to prevent the real or perceived practice whereby registered investment advisers may have sought to try and unduly influence the awarding of public funds for investment to advisers who made political contributions to state and local government officials in exchange for the award of an advisory contract to be managed by the advisor.

An adviser may not receive compensation from a state or local government agency investment plan or program for two years after the adviser or an employee has made a political contribution to a state or local government official or candidate who could influence the government plan to invest with the investment adviser.

Definition of Contributions

The term “contribution” includes a gift, subscription, loan, advance, deposit of money or anything of value made for the purpose of influencing an election for state or local office, including any payment of debt incurred in connection with an election.

Donations of time are not considered to be a contribution, provided the donation of time is not made at the adviser’s request and the adviser’s resources, such as office space and telephone are not used.

A contribution also includes transition or inaugural expenses of the successful candidate for state or local office.

Exception for De Minimis Contributions: The Rule allows US persons to make aggregate contributions of up to $350 per election cycle to an elected state or local official or candidate for whom the individual is entitled to vote and up to $150 per election cycle to an elected state or local official or candidate for whom the contributor is not entitled to vote because they do not reside in the politician’s voting district.

These de minimis limits also apply to officials or candidates for federal office if they hold a state or local office. If a candidate for federal office does not currently hold a state or local office, this policy does not apply.

“Look Back Provision”: The Rule includes a “look-back” provision that attributes to an adviser contributions made by a person prior to becoming an employee. The “look-back” period is two (2) years, but is shortened to six (6) months when the employee does not solicit on behalf of the adviser.

Third-Party Solicitors: An adviser and its employees may not pay a third-party placement agent or other solicitor to solicit a government plan to invest with the adviser, unless the third party is subject to comparable prohibitions and restrictions against engaging in pay-to-play practices.

pg. 13

PROCEDURES FOR MAKING AND REPORTING POLITICAL CONTRIBUTIONS

1. PRE-APPROVAL OF POLITICAL CONTRIBUTIONS

The RIAM US employee must seek and receive written pre-approval from Compliance via the MCO platform. Approval must be obtained in writing by the RIAM US employee prior to such employee making any political contributions.

2. REPORTING POLITICAL CONTRIBUTIONS

When seeking to make a political contribution to a candidate for office in the US or a US political committee, it is incumbent upon the RIAM US employee who is looking to make such political contribution to submit such a request via the MCO system. Included in such a request is the amount sought to be contributed along with the proposed recipient. The recipient of such political contribution can be any one of the following: local or state elected officials or candidates, political parties at the state or national level or political subdivisions, or political action committees (“PACs”).

Political Contributions Record: MCO maintains an electronic record of all political contributions made by the RIAM US employees.

G.	Outside Business Activities

While Covered Persons are encouraged to pursue activities outside Robeco, such activities cannot be at the expense of serving Robeco’s clients or create a real or perceived conflict of interest with Robeco or its clients.

All business activities or interests external to Robeco must be reported via the MCO portal for review, and assessment by Compliance.

The MCO portal for reporting an outside business activity contains a detailed set questions concerning the outside business activity that must be completed prior to submission. In the event that a request is denied, should the Covered Person have already undertaken the outside activity such Covered Person may be asked to terminate either the outside activity or their employment with Robeco.

H.	Code of Ethics - Code Waivers

The CCO has the authority to waive provisions of this Code where permissible. The CCO shall record in writing all instances where a waiver to this Code has been granted, the person requesting such waiver, the rationale underlying the waiver request and the reason for granting any waiver.

I.	Robeco Code of Conduct

Covered Persons are subject to Robeco’s Code of Conduct [See Code of Conduct.pdf (sharepoint.com)]. The Robeco Code of Conduct expresses a shared vision for staff to consider in seeking to live up to the ideals espoused by Robeco in serving its clients, its colleagues, our firm and the communities Robeco serves.

pg. 14

The Code of Conduct focuses on principles of conduct. They form the basic premises for the expected conduct of everyone within Robeco. It is important that all Covered Persons be familiar with the principles, understand them and act accordance with them. This will help contribute to building a culture based on trust and confidence.

1.	Treat our clients and business partners fairly

2.	Treat each other with respect

3.	Identify, assess, manage, and mitigate conflicts of interest or thoroughly disclose them

4.	Promote a healthy risk culture

5.	Retain our objectivity when deciding on the acceptance of gifts or invitations

6.	Treat confidential information and insider information with due care and attention

7.	Identify and safeguard confidential or internal information

8.	Strive to communicate in an honest and clear way

9.	Create an inclusive working environment where staff can work to their potential

10.	Prevent Robeco being misused to facilitate financial offenses

11.	Strive to help Robeco’s clients reach their financial and sustainability goals

12.	Contribute Robeco’s business continuity, safety in the workplace and protection of assets

pg. 15